Mail Stop 3561

July 19, 2007

By Facsimile and U.S. Mail

Jan Gustavsson
General Counsel and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi Athens, Greece

     Re: Coca-Cola Hellenic Bottling Company S.A.
              Form 20-F for Fiscal Year Ended December 31, 2006
              Filed June 29, 2007
              File No. 1-31466

Dear Mr. Gustavsson:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2. Business Combinations, F-21

1.   In future filings please disclose the total amount of goodwill that is expected to be deductible for tax purposes. See paragraph 52.c. of SFAS No. 141.

3. Equity Investments, page F-26

2.   We note the aggregate carrying value of equity method investees is about 4% of total consolidated assets and income from investees is about 8% of consolidated net income at December 31, 2006. Please tell us how you comply with the requirement to provide summarized financial information for material equity investees. See paragraph 20.d. of APB 18. If you determine the investments are immaterial please provide us with your consideration and managements' assessment of materiality. Alternatively, please provide us with an example of the expanded disclosure.

3.   Please disclose why the equity method is considered the appropriate accounting method for Frigoglass Industries Limited since you possess a 16% interest. See footnote 13 to paragraph 20 of APB 18.

4.   In future filings please disclose your policy for determining the amount of equity method losses after the investment basis has been reduced to zero as a result of previously applied losses. See paragraph 5 of EITF 99-10. We note you hold a 35% interest in Heineken Lanitis Cyprus with no carrying value in 2006 and 2005.

5.   Tell us if agreements exist for the joint ventures in Fresh and Co and Multon group. If so, please tell us why they are not filed as exhibits in Item 19. If not, please tell us how the investors' account for their respective interests and participate in the overall management of the joint ventures.

8. Long-Term Debt and Short-term Borrowings, page F-30

6.   We refer you to the disclosure entitled SEC Registered Notes. Please expand your disclosure to disclose any significant restrictions on the ability of the parent entity to obtain funds from the subsidiary or state that there are no such restrictions. See Rule 3-10(i)9 and 10 of Regulation S-X.

11. Restructuring, page F-41

7.   In future filings please revise your tabular disclosure to reconcile beginning and ending restructuring liabilities according to the major types of costs described in

paragraph 2 of SFAS No. 146. Also disclose the total costs expected to be incurred by activity, incurred during the period and cumulative amounts incurred to date by each reportable segment. See paragraph 20.b. and d. of SFAS No. 146.

16. Commitments and Contingencies, page F-44

8.   In future filings, please revise your capital lease table to present the total amount of minimum lease payments less executory costs to arrive at net minimum lease payments, less amounts representing interest to arrive at the present value of minimum capital lease payments, as applicable. See paragraph 122 of SFAS No. 13.

18. Segment Information, page F-50

9.   Please advise or revise your future filing to disclose revenue and assets for your country of domicile, all other countries in total and individually material foreign countries, as applicable. See paragraph 38.b. of SFAS No. 131.

20. Stock Option Compensation Plans, page 54

10.   Please expand your disclosure or policy note to discuss the revised method of estimating compensation cost by including forfeiture estimates and presentation of the cash flow effects from the exercise of stock-options. See paragraphs 43 and 64 of SFAS No. 123(R). Please show us what your revised disclosure looks like.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief